UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTSTONE VALUE PLUS REIT II, INC.

(Name of Subject Company)

WEST 4 CAPITAL LP

GRANITE SAPPHIRE MANAGEMENT LIMITED

WEST 4 CAPITAL INVESTMENT ADVISER LIMITED

CAPRICORN FUND MANAGERS LIMITED

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ronen Capeluto

West 4 Capital LP

c/o Walkers Corporate Limited

2nd Floor, Century Yard

Cricket Square, George Town

P.O. Box 31162

Grand Cayman, KY1-1205

Cayman Islands

+972-54-206-2957

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by West 4 Capital LP (the “Purchaser”) to purchase up to 700,000 shares of common stock, par value $0.01 per share (the “Shares”), in Lightstone Value Plus REIT II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $5.37 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 15, 2024 (the “Offer Date”), and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Any dividends paid after June 12, 2024, or such other date to which the Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser.

Tenders of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported 4,960 holders of record holding a total of 16.5 million shares of common stock outstanding as of March 15, 2024, according to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”). The Purchaser and its affiliates currently own approximately 159,742 shares of common stock in the Corporation, or approximately 1.0% of the Shares outstanding as of March 15, 2024. The 700,000 Shares subject to the Offer constitute approximately 4.2% of the Shares outstanding as of March 15, 2024. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to approximately $3,759,000 in aggregate purchase price, which the Purchaser intends to fund out of its available cash on hand.

The address of the Corporation’s principal executive offices is 1985 Cedar Bridge Avenue, Suite 1, Lakewood, New Jersey 08701, and its phone number is (732) 367-0129.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Summary Advertisement

(b) - (h)	Not applicable.

107	Calculation of Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2024

West 4 Capital LP

By:	/s/ Ronen Capeluto
Ronen Capeluto
Chief Investment Officer

Granite Sapphire Management Limited

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle
Director

West 4 Capital Investment Adviser Limited

By:	/s/ Ronen Torem
Ronen Torem
Director

Capricorn Fund Managers Limited

By:	/s/ Darryl Noik
Darryl Noik
Director